Exhibit 99.2

Consolidated Financial Statements (Expressed in thousands of United States dollars) WESTPORT INNOVATIONS INC. Three months ended June 30, 2010 and 2009

WESTPORT INNOVATIONS INC. Consolidated Balance Sheets (Expressed in thousands of United States dollars)
	June 30, 2010	March 31, 2010
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$79,728	$70,480
Short-term investments	18,593	33,725
Accounts receivable	8,220	11,390
Loan receivable (note 11(a))	14,505	13,295
Inventories (note 3)	7,416	8,048
Prepaid expenses	1,103	1,286
Current portion of future income tax asset	4,966	4,990
	134,531	143,214
Equipment, furniture and leasehold improvements, net	6,020	6,113

Intellectual property, net	236	283

Future income tax asset	4,079	4,080

	$144,866	$153,690

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$7,231	$13,687
Deferred revenue	1,192	878
Demand installment loan (note 5)	-	3,244
Short-term debt (note 6)	-	160
Current portion of long-term debt (note 7)	128	136
Current portion of warranty liability	11,929	11,894
	20,480	29,999
Warranty liability	7,874	9,056
Long-term debt (note 7)	12,502	12,735
Other long-term liabilities	6,214	5,189
Joint Venture Partners’ share of net assets of joint ventures (note 11(c))	14,569	13,136
	61,639	70,115
Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares, no par value Unlimited preferred shares in series, no par value
Issued:
39,493,560 (March 31, 2010 - 38,494,475) common shares	309,172	293,660
Other equity instruments (note 9)	5,992	9,825
Additional paid in capital	3,785	4,235
Deficit	(250,458)	(242,372)
Accumulated other comprehensive income	14,736	18,227
	83,227	83,575

	$144,866	$153,690

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC. Consolidated Statements of Operations (unaudited) (Expressed in thousands of United States dollars, except share and per share amounts)
	Three months ended June 30
	2010	2009

Product revenue	$18,870	$16,801
Parts revenue	6,621	4,980
	25,491	21,781

Cost of revenue and expenses:
Cost of revenue	16,738	16,206
Research and development (notes 10 and 11)	6,747	5,815
General and administrative (note 11)	2,521	2,281
Sales and marketing (note 11)	3,691	3,226
Net foreign exchange gain	(566)	(252)
Depreciation and amortization	460	445
Bank charges, interest and other	151	77
	29,742	27,798

Loss before undernoted	(4,251)	(6,017)

Loss from investment accounted for by the equity method (note 4)	(155)	(289)
Interest on long-term debt and amortization of discount	(720)	(565)
Interest and other income	294	107

Loss before income taxes and Joint Venture Partners’ share of income from joint ventures	(4,832)	(6,764)

Income tax recovery (expense):
Current	(1,784)	(821)
Future	(26)	236
	(1,810)	(585)

Net loss before Joint Venture Partners’ share of income from joint ventures	(6,642)	(7,349)

Joint Venture Partners’ share of net income from joint ventures (note 11)	(1,444)	(522)

Net loss for the period	$(8,086)	$(7,871)

Loss per share:
Basic	$(0.21)	$(0.25)
Diluted	$(0.21)	$(0.25)

Weighted average common shares outstanding:
Basic	39,301,623	32,049,294
Diluted	39,301,623	32,049,294

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC. Consolidated Statements of Comprehensive Income (Loss) (unaudited) (Expressed in thousands of United States dollars)
	Three months ended June 30
	2010	2009

Net loss for the period	$(8,086)	$(7,871)

Other comprehensive income (loss)
Unrealized gain on available for sale securities, net of tax of $Nil (2009 - $46)	-	323
Cumulative translation adjustment	(3,491)	(788)
	(3,491)	(465)

Comprehensive loss	$(11,577)	$(8,336)

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC.
Consolidated Statements of Shareholders’ Equity (continued)
(Expressed in thousands of United States dollars, except share amounts)

Year ended March 31, 2010 (audited) and for the three months ended June 30, 2010 (unaudited)

				Additional		Accumulated other	Total
	Common	Share	Other equity	paid	Accumulated	comprehensive	shareholders’
	shares	capital	Instruments	in capital	Deficit	income	Equity

Balance, March 31, 2009	32,040,540	$232,672	$9,848	$4,237	$(207,683)	$4,140	$43,214
Issue of common shares on exercise of stock options	389,580	3,634	-	(1,365)	-	-	2,269
Issue of common shares on exercise of performance share units	601,855	3,190	(3,190)	-	-	-	-
Issue of common shares on public offering	5,462,500	57,356	-	-	-	-	57,356
Share issuance costs	-	(3,192)	-	-	-	-	(3,192)
Stock-based compensation	-	-	3,167	1,363	-	-	4,530
Net loss for the period	-	-	-	-	(34,689)	-	(34,689)
Other comprehensive income	-	-	-	-	-	14,087	14,087

Balance, March 31, 2010	38,494,475	293,660	9,825	4,235	(242,372)	18,227	83,575
Issue of common shares on exercise of stock options	144,391	1,736	-	(586)	-	-	1,150
Issue of common shares on exercise of warrants	854,694	13,776	(4,329)	-	-	-	9,447
Stock-based compensation	-	-	496	136	-	-	632
Net loss for the period	-	-	-	-	(8,086)	-	(8,086)
Other comprehensive loss	-	-	-	-	-	(3,491)	(3,491)

Balance June 30, 2010 (unaudited)	39,493,560	$309,172	$5,992	$3,785	$(250,458)	$14,736	$83,227

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC. Consolidated Statements of Cash Flows (unaudited) (Expressed in thousands of United States dollars)
	Three months ended June 30
	2010	2009
	(unaudited)	(unaudited)
Cash flows from operations:
Net loss for the period	$(8,086)	$(7,871)
Items not involving cash:
Depreciation and amortization	460	445
Stock-based compensation expense	632	537
Future income tax expense (recovery)	26	(236)
Change in deferred lease inducements	(13)	(29)
Joint Venture Partners’ share of net income from joint ventures	1,444	522
Loss from investment accounted for by the equity method	155	289
Accretion of long-term debt	393	276
Gain on settlement of short-term debt	(160)	-
Changes in non-cash operating working capital:
Accounts receivable	2,752	(2,107)
Inventories	411	(369)
Prepaid expenses	136	171
Accounts payable and accrued liabilities	(6,159)	(4,320)
Deferred revenue	1,428	662
Warranty liability	(993)	(145)
	(7,574)	(12,175)
Cash flows from investments:
Purchase of equipment, furniture and leasehold improvements	(583)	(47)
Sale / maturity of short-term investments, net	14,219	11,253
Advances on loans receivable	(1,210)	(1,792)
	12,426	9,414
Cash flows from financing:
Repayment of demand instalment loan	(3,206)	(289)
Repayment of other long-term debt	(32)	(3)
Shares issued for cash	10,597	140
	7,359	(152)
Effect of foreign exchange on cash and cash equivalents	(2,963)	409

Increase (decrease) in cash and cash equivalents	9,248	(2,504)
Cash and cash equivalents, beginning of period	70,480	30,955
Cash and cash equivalents, end of period	$79,728	$28,451

Supplementary information:
Interest paid	$707	$638
Taxes paid	5,890	3,207

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Three months ended June 30, 2010 and 2009

1.	Basis of presentation:

The unaudited consolidated balance sheet as at June 30, 2010, the unaudited consolidated statements of operations, comprehensive loss and cash flows for the three months ended June 30, 2010 and 2009 and the unaudited consolidated statement of shareholders’ equity for the three months ended June 30, 2010 have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements.  The accompanying unaudited consolidated financial statements do not include all information and footnote disclosures required under Canadian generally accepted accounting principles for annual financial statements. Except for the change in accounting policy described in note 2 and the change in reporting currency described below, these financial statements have been prepared, on a basis consistent with, and should be read in conjunction with, the consolidated financial statements and notes thereto for the fiscal year ended March 31, 2010.

These consolidated financial statements have been presented on a going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations.

In the opinion of management, all adjustments (consisting solely of normal recurring accruals) considered necessary for a fair presentation of the financial position, results of operations and cash flows as at June 30, 2010 and for all periods presented have been included.

Effective April 1, 2010, the Company changed the reporting currency for its consolidated financial statement presentation from the Canadian dollar to the United States dollar (“U.S. dollar”). The functional currency of the Company’s operations continues to be the Canadian dollar except for Cummins Westport Inc. (“CWI”), which continues to use the U.S. dollar as its functional currency.  The Company translates its Canadian dollar functional currency financial statements into the reporting currency using the current rate method. All assets and liabilities are translated using the period end exchange rates. Shareholders’ equity balances are translated using a weighted average of historical exchange rates.  Revenues and expenses are translated using the average rate for the period. All comparative amounts have been restated on a retroactive basis to give effect to the change in reporting currency.  Except as otherwise noted, all amounts in these financial statements are presented in U.S. dollars.  The period end exchange rate as at June 30, 2010 was $0.94 (March 31, 2010 - $0.98) and the average exchange rate for the three months ended June 30, 2010 was $0.97 (2009 - $0.86).

2.	Accounting policies:

Business combinations:

In January 2009, the Canadian Institute of Chartered Accountants issued handbook sections 1582 “Business Combinations,” 1601 “Consolidated Financial Statements” and 1602 “Non-controlling interests.”  These sections replace the former Handbook Section 1581 “Business Combinations” and Handbook section 1600, “Consolidated Financial Statements” and establish a new section for accounting for a non-controlling interest in a subsidiary. Handbook section 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Handbook sections 1601 and 1602 apply to interim and annual consolidated financial statements for periods beginning on or after January 1, 2011.  The Company is assessing the effect these standards may have on its financial statements.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Three months ended June 30, 2010 and 2009

2.	Accounting policies (continued):

Basis of presentation:

Canada’s Accounting Standards Board has ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board over a transitional period to be completed by 2011 as permitted by Canadian securities regulatory authorities.  The Company will adopt accounting principles generally accepted in the United States of America (“U.S. GAAP”) on April 1, 2011 as permitted by Canadian regulatory authorities and adopt IFRS if and when IFRS and U.S. GAAP converge.

3.	Inventories:

	June 30, 2010	March 31, 2010
	(Unaudited)
Purchased parts	$6,606	$6,636
Assembled parts	1,957	1,967
Work-in-process	-	782
Finished goods	313	514
Obsolescence provision	(1,460)	(1,851)
	$7,416	$8,048

During the three months ended June 30, 2010, the Company recorded write-downs to net realizable value of approximately $66 (2009 - $65) for obsolescence and scrap.  There were no reversals of write-downs recorded in any period presented.

During the three months ended June 30, 2010, the Company recognized $14,185 (2009 - $13,363) related to inventoriable items in cost of sales.

4.	Long-term investments:

The Company has a 49% interest in Juniper Engines Inc., (“Juniper”) a jointly controlled company which designs, produces and sells alternative fuel engines in the sub-5 litre class for global applications.

The Company has determined that Juniper is a variable interest entity.  However, the Company is not the primary beneficiary and has accounted for its interest in Juniper using the equity method.

During the three months ended June 30, 2010, the Company recognized a loss of $155 (2009 - $289) as loss from investment accounted for by the equity method. Accumulated equity losses exceeded the Company’s initial investment in Juniper by $712 as at June 30, 2010 (March 31, 2010 - $588).  The Company has continued to recognize its share of the losses of Juniper as it is the Company’s intention to continue to finance Juniper for the foreseeable future.  These losses have been funded on an ongoing basis as the Company has paid these costs on behalf of Juniper.  The Company has $1,037 (March 31, 2010 - $1,081) of accounts receivable due from Juniper related to milestone payments as set out in the joint venture agreement and the accumulated equity losses have been offset against the milestone payments receivable.  On July 2, 2010, the Company acquired the remaining 51% of Juniper and commenced consolidating 100% of Juniper’s assets, liabilities, revenues and expenses (note 13).

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Three months ended June 30, 2010 and 2009

5.	Demand installment loan:

During the three months ended June 30, 2010, the Company terminated its existing credit facility and entered into a new facility for maximum borrowings of CDN$20,000 governed by a margin requirement limiting such borrowings to a calculated amount based on cash and investments held with the creditor.  Borrowings may be drawn in the form of direct borrowings, letters of credit, foreign exchange forward contracts, and overdraft loans.  Outstanding amounts on direct borrowings and overdraft loans drawn under this credit facility bear interest at the prime rate and letters of credit bear interest at 1% per annum.  On June 10, 2010, the Company settled its outstanding demand installment loan under the existing facility.  As at March 31, 2010, no amounts are outstanding under the new facility.

6.	Short-term debt:

The Company entered into an agreement with Clean Energy Finance, LLC (“CEF”), a wholly owned subsidiary of Clean Energy Finance Corporation, whereby CEF could advance the Company up to $6,000 to produce approximately 75 LNG systems.  The loan was non-interest bearing, unsecured and repayable on receipt of proceeds from the sale of these units.  The agreement with CEF has expired, and the Company recognized the remaining amount outstanding of $160 in interest and other income as there were no remaining obligations to CEF under the agreement during the three months ended June 30, 2010.

7.	Long-term debt:

	June 30, 2010	March 31, 2010
	(unaudited)
Capital lease obligation	$296	$342
Subordinated debenture notes	12,334	12,529
	12,630	12,871
Current portion	(128)	(136)

	$12,502	$12,735

On July 3, 2008, the Company completed the sale and issue of 15,000 debenture units of the Company for total gross proceeds of $14,090 (CDN$15,000).  Each debenture unit consists of one unsecured subordinated debenture note in the principal amount of $1 bearing interest at 9% per annum and 51 common share purchase warrants exercisable into common shares of the Company at any time for a period of two years from the date of issue at CDN$18.73.  The Company has the option to redeem the debentures at any time at 110% of the principal amount.  Interest is payable semi-annually and the debentures mature on July 3, 2011.  Of the $14,090 gross proceeds received, the Company assigned $10,742 to the debenture notes and $3,348 to the warrants based on each instruments’ relative fair value.  The amount assigned to the debenture notes is being accreted to the principal amount using the effective interest rate of 23% over the term to maturity and the warrants are included in other equity instruments.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Three months ended June 30, 2010 and 2009

8.	Stock options and other stock-based plans:

	Three months ended June 30, 2010		Three months ended June 30, 2009
	Number of shares	Weighted average exercise price (CDN $)	Number of shares	Weighted average exercise price (CDN $)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Outstanding, beginning of period	1,051,589	$8.13	1,136,163	$7.32
Granted	-	-	-	-
Exercised	(144,391)	8.15	(39,639)	4.69
Cancelled/expired	(11,309)	29.23	(36,844)	16.01
Outstanding, end of period	895,889	$7.86	1,059,680	$7.08

Options exercisable, end of period	672,988	$6.85	716,467	$7.26

During the three months ended June 30, 2010, the Company recognized $136 (2009 - $59) in stock-based compensation related to stock options.

9.	Other equity instruments:

	June 30, 2010	March 31, 2010
	(Unaudited)
Value assigned to performance share units (a)	$3,752	$3,256
Value assigned to warrants (b)	2,240	6,569
	$5,992	$9,825

(a)
During the three months ended June 30, 2010 and 2009, no performance share units (“PSUs”) were granted and none were cancelled. As at June 30, 2010, there are 1,194,913 PSUs outstanding of which 182,495 were exercisable.  During the three months ended June 30, 2010, the Company recognized stock-based compensation expense of $496 (2009 - $478) related to PSUs that vested during the period.

The stock-based compensation associated with the PSU and the stock option plans is included in operating expenses as follows:

	Three months ended June 30
	2010	2009

Research and development	$102	$67
General and administrative	362	345
Sales and marketing	168	125
	$632	$537

(b)
The value assigned to warrants consists of the remaining balance of $1,986 in warrants issued with the debenture units (note 7).  As at June 30, 2010, 753,466 warrants remain outstanding with a weighted average exercise price of CDN$18.71.  On July 3, 2010, the remaining 752,895 warrants expired, unexercised.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Three months ended June 30, 2010 and 2009

9.	Other equity instruments (continued):

On April 14, 2010, 790,614 warrants previously issued to Industry Canada, a department of the Government of Canada, were exercised at a price of CDN$10.65 dollars per warrant generating $8.4 million (CDN$8.4 million) in cash. Each warrant entitled the holder to one common share of the Company.

10.	Research and development expenses:

Research and development expenses are recorded net of program funding received or receivable.  For the three months ended June 30, 2010 and 2009, the following research and development expenses had been incurred and program funding received or receivable:

	Three months ended June 30
	2010	2009

Research and development expenses	$7,393	$6,005
Program funding	(646)	(190)
	$6,747	$5,815

11.	Investment in Joint Ventures:

(a)	Cummins Westport Inc. (“CWI”):

The consolidated financial statements include 100% of the assets, liabilities, revenue and expenses of CWI as at and for all periods presented.  From January 1, 2005, Cummins shares equally in the profits and losses of CWI.  However, the Company has determined that CWI is a variable interest entity and that the Company is the primary beneficiary.  Accordingly, the Company continues to consolidate CWI with Cummins’ share of CWI’s income included in “Joint venture partners’ share of income from joint ventures”.

Assets, liabilities, revenue and expenses of CWI included in the consolidated financial statements of the Company as at and for the periods presented are as follows:

	June 30, 2010	March 31, 2010
	(Unaudited)
Current assets:
Cash and cash equivalents	$12,699	$3,176
Short-term investments	-	12,704
Accounts receivable	3,255	2,620
Loan receivable	14,505	13,295
Prepaid expenses	118	70
Current portion of future income tax assets	4,966	4,990
	35,543	36,855

Future income tax assets	4,079	4,080

Equipment, furniture and leasehold improvements	463	350

	$40,085	$41,285
Current liabilities:
Accounts payable and accrued liabilities	$1,550	$4,617
Current portion of deferred revenue	899	633
Current portion of warranty liability	11,627	11,443
	$14,076	$16,693

Long-term liabilities:
Warranty liability	$6,636	$7,738
Deferred revenue	4,915	3,720
	$11,551	$11,458

The loan receivable of $14,505 (March 31, 2010 - $13,295) was loaned to Cummins under a demand loan agreement with interest accruing monthly at the one month prime corporate paper rate.  The loan is unsecured.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Three months ended June 30, 2010 and 2009

	Three months ended June 30
	2010	2009
	(Unaudited)	(Unaudited)

Product revenue	$18,434	$15,629
Parts revenue	5,824	4,755
	24,258	20,384

Cost of revenue and expenses:
Cost of revenue	15,699	15,083
Research and development	2,052	1,860
General and administrative	338	298
Sales and marketing	1,281	1,499
Foreign exchange loss (gain)	26	(152)
Bank charges, interest and other	65	41
	19,461	18,629

Net income before undernoted	4,797	1,755

Interest and investment income	47	46

Net income before income taxes	4,844	1,801

Income tax expense (recovery):
Current	1,784	821
Future	26	(192)
	1,810	629

Net Income for the period	3,034	1,172

Joint Venture Partner’s share of net income from joint venture	(1,517)	(586)

Company’s share of net income	$1,517	$586

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Three months ended June 30, 2010 and 2009

(b)	BTIC Westport Inc.:

The consolidated financial statements include 100% of the assets, liabilities, revenue and expenses of BTIC Westport Inc. (“BWI”), a joint venture with Beijing Tianhai Industry Co., Ltd. of China (“BTIC”) since the Company has determined that BWI is a variable interest entity and that the Company is the primary beneficiary.  Accordingly, the Company consolidates BWI, and BTIC’s share of BWI’s income and losses is included in “Joint venture partners’ share of income from joint ventures”.  For the three months ended June 30, 2010, the Company’s share of loss from BWI was $73 (2009 - $64).

(c)	Joint Venture Partners’ share of net assets of joint ventures:

	June 30, 2010	March 31, 2010
	(Unaudited)
Cummins Westport Inc. (a)	$14,290	$12,771
BTIC Westport Inc. (b)	279	365
	$14,569	$13,136

12.	Segmented information:

The Company currently operates in one operating segment, which involves the research and development and the related commercialization of engines and fuel systems operating on gaseous fuels.  The majority of the Company’s equipment, furniture and leasehold improvements are located in Canada.  For the three months ended June 30, 2010, 64% (2009 - 49%) of the Company’s revenue was from sales in the Americas, 8% (2009 - 21%) from sales in Asia, and 28% (2009 - 30%) sales elsewhere.

13.	Subsequent events

On July 2, 2010, the Company acquired 100% of the outstanding shares of OMVL SpA (“OMVL”) and OMVL’s 51% share of Juniper for consideration of €19.0 million (approximately $23.4 million). The Company paid €11.4 million (approximately $14.1 million) on closing and expects to pay €7.6 million (approximately $9.4 million) on July 2, 2013.  The purchase price will be subject to a downward or upward adjustment equal to the consolidated net cash position less its short-term debt as of the closing date. As a result of the transaction, Juniper, previously a joint venture between wholly owned subsidiaries of Westport Innovations Inc. and SIT Group of Italy, became wholly owned by Westport.  As a result, we will commence consolidating 100% of the assets, liabilities, revenues and expenses of Juniper and OMVL effective July 2, 2010.

On July 3, 2010, the Company made its initial investment in a 30-year joint venture agreement with Weichai Power Co. Ltd. and Hong Kong Peterson (CNG) Equipment Ltd. to form Weichai Westport Inc. (“WWI”). Under the terms of the WWI joint venture agreement, the Company invested $4.2 million (28.4 million RMB), equaling a 35% equity interest in WWI.  The Company will account for its interest in WWI using the equity method.